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Exhibit 12. McDonald's Corporation statement Re: computation of ratios

DOLLARS IN MILLIONS	Years ended December 31, 2002		2001		2000	1999	1998

Earnings available for fixed charges
Income before provision for income taxes and cumulative effect of accounting change	$1,662.1	(1)	$2,329.7	(3)	$2,882.3	$2,884.1	$2,307.4	(5)
Minority interest expense (income) in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less than 50%-owned affiliates	6.6		(15.4)		16.2	21.9	23.7
Income tax provision (benefit) of 50%-owned affiliates included in consolidated income before provision for income taxes	(9.5)		51.0		93.7	72.8	99.9
Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors *	266.7		252.5		207.0	178.5	161.3
Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest *	419.7		510.3		470.3	440.1	461.9

	$2,345.6		$3,128.1		$3,669.5	$3,597.4	$3,054.2

Fixed charges
Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors *	$266.7		$252.5		$207.0	$178.5	$161.3
Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock *	401.7		492.9		457.9	431.3	453.4
Capitalized interest *	14.4		15.4		16.5	14.7	18.3

	$682.8		$760.8		$681.4	$624.5	$633.0

Ratio of earnings to fixed charges	3.44	(2)	4.11	(4)	5.39	5.76	4.82	(6)

*
Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates.
(1)
Includes pretax operating charges of $853.2 million primarily related to restructuring markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.
(2)
Excluding the charges in (1) above, the ratio of earnings to fixed charges for the year ended December, 31 2002 would have been 4.69.
(3)
Includes a net pretax expense of $252.9 million consisting of charges primarily related to the U.S. business reorganization and other global change initiatives and restaurant closings/asset impairment, partly offset by a gain on the initial public offering of McDonald's Japan.
(4)
Excluding the items in (3) above, the ratio of earnings to fixed charges for the year ended December 31, 2001 would have been 4.45.
(5)
Includes pretax operating charges of $321.6 million consisting of $161.6 million of Made For You costs and the $160.0 million charge related to the home office productivity initiative.
(6)
Excluding the charges in (5) above, the ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 5.33.

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  Exhibit 12. McDonald's Corporation statement Re: computation of ratios